UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

TESSCO Technologies Incorporated

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

872386107

(CUSIP Number)

Tim Won

Lakeview Investment Group & Trading Company, LLC

444 W. Lake St. #1900

Chicago, IL 60606

(312) 245-2910

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

LAKEVIEW INVESTMENT GROUP & TRADING COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,331,591
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,331,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,331,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

ABL MANAGER LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,331,591
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,331,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,331,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

ARI B. LEVY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,331,591
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,331,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,331,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

MATTHEW W. BREWER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

MICHAEL BRODSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

JOSEPH H. QUAGLIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

KENNETH J. SPANGLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 872386107

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13D is filed by

(i)	Lakeview Investment Group & Trading Company, LLC, a Delaware limited liability company (“Lakeview”);

(ii)	ABL Manager LLC, a Delaware limited liability company (“ABL Manager”);

(iii)	Ari B. Levy, who serves as the manager of ABL (collectively with Lakeview and ABL Manager, the “Lakeview Parties”);

(iv)	Matthew W. Brewer, as a nominee for the board of directors of the Issuer (the “Board”);

(v)	Michael Brodsky, as a nominee for the Board;

(vi)	Joseph H. Quaglia, as a nominee for the Board; and

(vii)	Kenneth J. Spangler, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The business address of the Lakeview Parties is 444 W. Lake #1900, Chicago, Illinois 60606. Mr Brewer’s business address is c/o Bartlit Beck LLP, 54 West Hubbard #3B, Chicago, Illinois 60654. Mr. Brodsky’s business address is 455 City Front Plaza, Suite 1710, Chicago, Illinois 60611. Mr. Quaglia’s business address is 7565 Irvine Center Drive, #200, Irvine, California 92618. Mr. Spangler’s business address is c/o FedEx Services, 90 FedEx Parkway, 2nd Floor Vertical, Collierville, Tennessee 38017.

(c)	The principal business of Lakeview is investing in securities. The principal business of ABL Manager is serving as the manager of Lakeview. The principal occupation of Mr. Levy is serving as the manager of ABL. The principal occupation of Mr. Brewer is serving as an Equity Partner at Bartlit Beck LLP. The principal occupation of Mr. Brodsky is serving as Co-Founder and Chief Executive Officer of Options Solutions, LLC. The principal occupation/business of Mr. Quaglia is serving as President of Trace3, Inc., and Senior Advisor at American Securities LLC. The principal occupation of Mr. Spangler is serving as Executive Vice President of Information Technology and Chief Information Officer of Global Operating Company Technologies: FedEx Express, Ground, Freight and Logistics at FedEx Services, Inc.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

CUSIP No. 872386107

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, each Reporting Person has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Lakeview and ABL Manager are each Delaware limited liability companies. Messrs. Levy, Brewer, Brodsky, Quaglia and Spangler are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The 2,000 shares of Common Stock beneficially owned by Mr. Brodsky were purchased with personal funds in the open market. The aggregate purchase price of such shares is approximately $11,080, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 17, 2022, Lakeview delivered a letter to the Issuer (the “Nomination Notice”) nominating a slate of four highly qualified candidates, Matthew W. Brewer, Michael Brodsky, Joseph H. Quaglia and Kenneth J. Spangler (collectively, the “Nominees”), for election to the Board at the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 8,983,566 shares outstanding as of February 1, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 4, 2022.

A.	Lakeview

(a)	As of the close of business on February 18, 2022, Lakeview directly beneficially owned 1,331,591 shares of Common Stock, including 1,000 shares in record name.

Percentage: 14.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,331,591
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,331,591

(c)	Lakeview has not entered into any transactions in the securities of the Issuer during the past sixty days.

CUSIP No. 872386107

B.	ABL Manager

(a)	As the manager of Lakeview, ABL Manager may be deemed the beneficial owner of the 1,331,591 shares of Common Stock beneficially owned by Lakeview.

Percentage: 14.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,331,591
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,331,591

(c)	ABL Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.

C.	Mr. Levy

(a)	As the manager of ABL Manager, Mr. Levy may be deemed to beneficially own the 1,331,591 shares of Common Stock beneficially owned by Lakeview.

Percentage: 14.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,331,591
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,331,591

(c)	Mr. Levy has not entered into any transactions in the securities of the Issuer during the past sixty days.

D.	Mr. Brodsky

(a)	As of the close of business on February 18, 2022, Mr. Brodsky directly beneficially owned 2,000 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Brodsky has not entered into any transactions in the securities of the Issuer during the past sixty days.

E.	Messrs. Brewer, Quaglia and Spangler

(a)	As of the close of business on February 18, 2022, Messrs. Brewer, Quaglia and Spangler did not own any shares of Common Stock.

CUSIP No. 872386107

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Brewer, Quaglia and Spangler have not entered into any transactions in the securities of the Issuer during the past sixty days.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,333,591 shares of Common Stock beneficially owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock reported herein that he or it does not directly own.

(d)	Under certain circumstances set forth in the operating agreements of Lakeview and ABL Manager, members of Lakeview and ABL Manager may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares owned by such entities of which they are a member.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 17, 2022, Lakeview entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees, pursuant to which the Lakeview Group (as defined therein) has agreed to indemnify such Nominees against claims arising from the Solicitation (as defined below) and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 17, 2022, the Reporting Persons entered into a Group Agreement (the “Group Agreement”), in which, among other things, they agreed (a) to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) to solicit proxies for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), (b) that each Nominee would provide Lakeview advance written notice prior to effecting any purchase, sale, acquisition or disposition of any securities of the Issuer which he has, or would have, direct or indirect beneficial ownership so that Lakeview has an opportunity to review the potential implications of any such transaction and to pre-clear any such potential transaction, (c) to provide notice to the Lakeview Parties’ counsel and Mr. Levy within 24 hours of any purchase or sale of securities of the Issuer, or the acquisition or disposition of beneficial ownership of any securities of the Issuer by any such Reporting Person and (d) that Lakeview would have the right to pre-approve all expenses incurred in connection with the Solicitation and would bear all such pre-approved expenses. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of the Nominees has granted Ari B. Levy power of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of Power of Attorney is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP No. 872386107

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of Indemnification Letter Agreement.

99.2	Group Agreement.

99.3	Form of Power Attorney.

CUSIP No. 872386107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

LAKEVIEW INVESTMENT GROUP & TRADING COMPANY, LLC

By:	ABL Manager LLC, its manager

By:	/s/ Ari B. Levy
	Name:	Ari B. Levy
	Title:	Manager

ABL MANAGER LLC

By:	/s/ Ari B. Levy
	Name:	Ari B. Levy
	Title:	Manager

/s/ Ari B. Levy
ARI B. LEVY Individually and as attorney-in-fact for Matthew W. Brewer, Michael Brodsky, Joseph H. Quaglia and Kenneth J. Spangler